Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material notice, dated August 1, 2008, regarding supply contract between Oxiteno and PQU
2.	Market announcement, dated August 1, 2008, regarding Oxiteno sale of equity interest in PQU

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 4, 2008

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement, Material Notice)

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001- 39

MATERIAL NOTICE

São Paulo, Brazil, August 1st, 2008 - Ultrapar Participações S.A. (“Ultrapar” – BOVESPA: UGPA4 / NYSE: UGP), announces the signing of a Supply Contract between Oxiteno S.A. Indústria e Comércio (“Oxiteno”), subsidiary of Ultrapar, and Petroquímica União S.A. (“PQU”) for the supply of ethylene to the Mauá unit, in the state of São Paulo. The long-term contract is effective immediately and establishes and rules the ethylene supply conditions referenced on the international market.

The volume contracted will allow the increase of at least 30% in the ethylene oxide production compared to the volume of 50 thousand tons produced in the unit in 2007.

Oxiteno will soon conclude the expansion of its ethylene oxide and specialty chemicals production capacity at Mauá.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY LISTED COMPANY CNPJ nº 33.256.439/0001- 39

MARKET ANNOUNCEMENT

São Paulo, Brazil, August 1st, 2008 - Ultrapar Participações S.A. (“Ultrapar” – BOVESPA: UGPA4 / NYSE: UGP), announces that its subsidiary Oxiteno S.A. Indústria e Comércio sold the equity interest it owned in Petroquímica União S.A. (“PQU”) or 2,803,365 shares, representing 2.67% of the total capital of PQU to its controlling shareholder Quattor Participações S.A..

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.